

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

January 23, 2007

Mr. Steven Blondy
Executive Vice President and Chief Financial Officer
R.H. Donnelley Inc.
1001 Winstead Drive
Cary, N.C. 27513

> **Re: R.H. Donnelley Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed March 16, 2006**
>
> **Forms 10-Q for Fiscal Quarters Ended September 30, 2006**
> **File No. 333-59287**

Dear Mr. Blondy:

We have reviewed your amendment and supplemental response letter dated December 8, 2006 as well as your filing and have the following comments. As noted in our comment letter dated November 13, 2006, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-K for the Fiscal Year Ended December 31, 2005

Adjusted and Adjusted Pro Forma Amounts and Other Non-GAAP Measures, page 49

1.   We note your response to prior comment 1 and we are not persuaded by your arguments. We continue to believe that your presentation of such information in your Forms 10-K and 10-Q is not appropriate. More specifically, as currently presented, your adjusted, adjusted pro forma and combined adjusted results exclude the operating expenses of your acquired businesses, Dex Media and AT&T. Therefore, it is not appropriate to present such results through operating income. For example, we refer you to your three months ended June 30, 2006 on page 46.

Given that you already explain the significance of your acquisitions in your GAAP results of operations, please revise to eliminate these non-GAAP measures in future filings.

2.   We note your response to prior comment 2. Please revise to rename your measures that include the title, "advertising sales." This title is confusingly similar to net revenues or advertising revenues as presented in accordance with GAAP. Further, it is unclear where or how you derived the information for "Dex Media implied advertising sales," "adjustments for changes in publication…sales," "RHD adjusted advertising sales," and "RHD adjusted pro forma advertising sales." Please describe in detail to us how each of these line items was determined and where in your public filings this information can be found. Finally, you should delete your reconciliations to net revenue – GAAP, net revenue – adjusted, net revenue – adjusted pro forma and net revenue – combined adjusted.

Form 10-Q for the Fiscal Quarters ended June 30, 2006

4. Intangible Assets and Goodwill, page 14

3.   We note your response to our previous comment 10. In future filings, please clarify that this adjustment related to the estimated fair value of acquired unbilled accounts receivable, rather than your revenue recognition policy.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may contact Inessa Kessman, Senior Staff Accountant, at (202) 551-3371 or Kyle Moffatt, Accounting Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 if you have any other questions.

Sincerely,

Larry Spirgel
Assistant Director